CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee
Buffered Securities due 2011	$1,545,000	$60.72

May 2008 Pricing Supplement No. 643 Registration Statement No. 333-131266 Dated May 23, 2008 Filed pursuant to Rule 424(b)(2)
STRUCTURED INVESTMENTS
Opportunities in Equities

Buffered Securities based on the Value of the S&P 500® Index due September 2, 2011

Buffered Securities offered are senior unsecured obligations of Morgan Stanley, will pay no interest, provide only a minimum return of 20% of principal at maturity and have the terms described in the accompanying prospectus supplement for PLUS and the accompanying prospectus, as supplemented or modified by this pricing supplement.  At maturity, (a) if the asset has appreciated in value, investors will receive the stated principal amount of their investment plus 100% of the upside performance of the underlying asset, and (b) if the asset has depreciated in value, and (i) if the closing value of the asset has not declined by more than the specified buffer amount, the Buffered Securities will redeem for par or (ii) if the closing value of the asset has declined by more than the buffer amount, investors will lose 1% for every 1% decline beyond the specified buffer amount, subject to a minimum payment at maturity. If at maturity the asset has appreciated in value, investors will receive 100% of any increase and, consequently, the upside performance will not be leveraged. The Buffered Securities are senior notes issued as part of Morgan Stanley’s Series F Global Medium-Term Notes Program.
FINAL TERMS
Issuer:	Morgan Stanley
Maturity date:	September 2, 2011
Underlying index:	S&P 500® Index
Aggregate principal amount:	$1,545,000
Payment at maturity:	•	If the final index value is greater than the initial index value: $1,000 + upside payment
	•	If the final index value is less than or equal to the initial index value but has decreased by an amount less than or equal to the buffer amount of 20% from the initial index value: $1,000
•
If the final index value is less than the initial index value and has decreased by an amount greater than the buffer amount of 20% from the initial index value:
($1,000 x index performance factor) + $200
This amount will be less than the stated principal amount of $1,000. However, under no circumstances will the Buffered Securities pay less than $200 per Buffered Security at maturity.

Upside payment:	$1,000 x index percent increase x participation rate
Participation rate:	100%
Index percent increase:	(final index value – initial index value) / initial index value
Index performance factor:	(final index value / initial index value)
Buffer amount:	20%
Initial index value:	1,375.93, the closing value of the S&P 500 Index on the pricing date
Final index value:	The closing value of the S&P 500 Index on the valuation date
Valuation date:	August 31, 2011, subject to adjustment for non-index business days and certain market disruption events
Maximum payment at maturity:	There will be no maximum payment at maturity on the Buffered Securities.
Minimum payment at maturity:	$200 per Buffered Security
Interest:	None
Stated principal amount:	$1,000 per Buffered Security
Original issue price:	$1,000 per Buffered Security
Pricing date:	May 23, 2008
Original issue date:	June 2, 2008 (5 business days after the pricing date)
CUSIP:	6174466E4
Minimum ticketing size:	20 Buffered Securities
Listing:	The Buffered Securities will not be listed on any securities exchange.
Agent:	Morgan Stanley & Co. Incorporated
Commissions and Issue Price:	Price to Public	Agent’s Commissions(1)	Proceeds to Company
Per Buffered Security	100%	2.4%	97.6%
Total	$1,545,000	$37,080	$1,507,920
(1)           For additional information, see “Plan of Distribution” in the accompanying prospectus supplement for PLUS.

The Buffered Securities involve risks not associated with an investment in ordinary debt securities.  See “Risk Factors” beginning on page 7.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities, or determined if this pricing supplement or the accompanying prospectus supplement and prospectus is truthful or complete.  Any representation to the contrary is a criminal offense.

You should read this document together with the related prospectus supplement and prospectus, each of which can be accessed via the hyperlinks below.

Amendment No. 2 to Prospectus Supplement for PLUS dated October 24, 2007
Prospectus dated January 25, 2006

Buffered Securities based on the Value of the S&P 500® Index due September 2, 2011

Fact Sheet

The Buffered Securities offered are senior unsecured obligations of Morgan Stanley, will pay no interest, provide a minimum payment at maturity of only 20% of the stated principal amount and have the terms described in the accompanying prospectus supplement for PLUS and the accompanying prospectus, as supplemented or modified by this pricing supplement. “Buffered Securities” shall replace all references to “PLUS” in the accompanying prospectus supplement for PLUS with respect to this offering.  At maturity, an investor will receive for each stated principal amount of Buffered Securities that the investor holds, an amount in cash that may be greater than, equal to or less than the stated principal amount based upon the closing value of the S&P® 500 Index on the valuation date.  Under no circumstances will the payment at maturity on the Buffered Securities be less than $200 per Buffered Security.  The Buffered Securities are senior notes issued as part of Morgan Stanley’s Series F Global Medium-Term Notes program.
Key Dates
Pricing date:	Original issue date (settlement date):	Maturity date:
May 23, 2008	June 2, 2008 (5 business days after the pricing date)	September 2, 2011, subject to postponement due to market disruption events
Key Terms
Issuer:	Morgan Stanley
Underlying index:	The S&P® 500 Index
Underlying index publisher:	Standard & Poor’s, a Division of The McGraw-Hill Companies, Inc., and any successor publisher thereof.
Aggregate principal amount	$1,545,000
Original issue price:	$1,000 per Buffered Security
Stated principal amount:	$1,000 per Buffered Security
Denominations:	$1,000 per Buffered Security and integral multiples thereof
Interest:	None
Payment at maturity per Buffered Security:	▪	If the final index value is greater than the initial index value: $1,000 + upside payment
	▪	If the final index value is less than or equal to the initial index value but has decreased by an amount less than or equal to the buffer amount of 20% from the initial index value: $1,000
▪
If the final index value is less than the initial index value and has decreased by an amount greater than the buffer amount of 20% from the initial index value:
($1,000 x index performance factor) + $200

This amount will be less than the stated principal amount of $1,000. However, under no circumstances will the Buffered Securities pay less than $200 per Buffered Security at maturity.
Upside payment:
$1,000 x index percent increase x participation rate
With respect to these Buffered Securities, “upside payment” replaces all references to “leveraged upside payment” in the accompanying prospectus supplement for PLUS.

Participation rate:	100% With respect to these Buffered Securities, “participation rate” replaces all references to “leverage factor” in the accompanying prospectus supplement for PLUS.
Buffer amount:	20%
Minimum payment at maturity:	$200 per Buffered Security (20% of the stated principal amount of the Buffered Securities)
Index percent increase:	(final index value - initial index value) / initial index value
Initial index value:	1,375.93, the index closing value of the underlying index on the pricing date as published on Bloomberg under the ticker symbol “SPX” or any successor symbol
Final index value:	The index closing value of the underlying index on the valuation date as published on Bloomberg under the ticker symbol “SPX” or any successor symbol
Valuation date:	August 31, 2011, subject to adjustment for non-index business days and certain market disruption events
Index performance factor:	(final index value / initial index value)
Maximum payment at maturity:	There will be no maximum payment at maturity on the Buffered Securities.
Postponement of maturity date:
If the valuation date is postponed so that it falls less than two scheduled trading days prior to the scheduled maturity date, the maturity date will be the second scheduled trading day following the valuation date as postponed.

Risk factors:	Please see “Risk Factors” on page 7.

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Buffered Securities based on the Value of the S&P 500® Index due September 2, 2011

General Information
Listing:	The Buffered Securities will not be listed on any securities exchange.
CUSIP:	6174466E4
Bull market or bear market Buffered Securities:	Bull market Buffered Securities
Minimum ticketing size:	20 Buffered Securities
Tax considerations:
Although the issuer believes that, under current law, each Buffered Security should be treated as a single financial contract that is an “open transaction” for U.S. federal income tax purposes, there is uncertainty regarding the U.S. federal income tax consequences of an investment in the Buffered Securities.

Assuming this characterization of the Buffered Securities is respected and subject to the discussion under “United States Federal Taxation” in the accompanying prospectus supplement for PLUS, the following U.S. federal income tax consequences should result based on current law:

▪
A U.S. Holder (as defined in the accompanying prospectus supplement) should not be required to recognize taxable income over the term of the Buffered Securities prior to maturity, other than pursuant to a sale or exchange.

▪
Upon sale, exchange or settlement of the Buffered Securities at maturity, a U.S. Holder should generally recognize capital gain or loss equal to the difference between the amount realized and the U.S. Holder’s tax basis in the Buffered Securities.  Such gain or loss should generally be long-term capital gain or loss if the investor has held the Buffered Securities for more than one year.

On December 7, 2007, the Treasury Department and the Internal Revenue Service (the “IRS”) released a notice requesting comments on the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments, such as the Buffered Securities.  The notice focuses in particular on whether to require holders of these instruments to accrue income over the term of their investment.  It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the exchange-traded status of the instruments and the nature of the underlying property to which the instruments are linked; the degree, if any, to which income (including any mandated accruals) realized by non-U.S. investors should be subject to withholding tax; and whether these instruments are or should be subject to the “constructive ownership” regime, which very generally can operate to recharacterize certain long-term capital gain as ordinary income that is subject to an interest charge.  While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the Buffered Securities, possibly with retroactive effect.  Both U.S. and Non-U.S. Holders (as defined in the accompanying prospectus supplement) should consult their tax advisers regarding the U.S. federal income tax consequences of an investment in the Buffered Securities, including possible alternative treatments and the issues presented by this notice.

Both U.S. and non-U.S. investors considering an investment in the Buffered Securities should read the discussion under “Risk Factors ― Structure Specific Risk Factors” in this document and the discussion under “United States Federal Taxation” in the accompanying prospectus supplement for PLUS and consult their tax advisers regarding the U.S. federal income tax consequences of investing in the Buffered Securities as well as the notice described above and its potential implications for an investment in the Buffered Securities.

Trustee:	The Bank of New York (as successor trustee to JPMorgan Chase Bank, N.A.)
Calculation agent:	Morgan Stanley & Co. Incorporated (“MS & Co.”)

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Buffered Securities based on the Value of the S&P 500® Index due September 2, 2011

Use of proceeds and hedging:
The net proceeds we receive from the sale of the Buffered Securities will be used for general corporate purposes and, in part, in connection with hedging our obligations under the Buffered Securities through one or more of our subsidiaries.

On or prior to the pricing date, we, through our subsidiaries or others, hedged our anticipated exposure in connection with the Buffered Securities by taking positions in the stocks underlying the underlying index and in futures or options contracts on the underlying index.  Such purchase activity could have increased the value of the S&P 500 Index, and therefore could have increased the value at which the S&P 500 Index must close on the valuation date before investors would receive at maturity a payment that exceeds the stated principal amount of the Buffered Securities.  For further information on our use of proceeds and hedging, see “Use of Proceeds and Hedging” in the accompanying prospectus supplement for PLUS.

ERISA:	See “ERISA” in the accompanying prospectus supplement for PLUS.
Contact:
Morgan Stanley clients may contact their local Morgan Stanley branch office or our principal executive offices at 1585 Broadway, New York, New York 10036 (telephone number (866) 477-4776).  All other clients may contact their local brokerage representative.  Third-party distributors may contact Morgan Stanley Structured Investment Sales at (800) 233-1087.

This offering summary represents a summary of the terms and conditions of the Buffered Securities.  We encourage you to read the accompanying prospectus supplement for PLUS and prospectus for this offering, which can be accessed via the hyperlinks on the front page of this document.

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Buffered Securities based on the Value of the S&P 500® Index due September 2, 2011

How Buffered Securities Work
Payoff Diagram
The payoff diagram below illustrates the payment at maturity on the Buffered Securities based on the following terms:

Stated principal amount:	$1,000
Participation rate:	100%
Buffer amount:	20% of the initial index value
Minimum payment at maturity:	$200

Buffered Securities Payoff Diagram

The Underlying Index
The Buffered Securities
$1,600
$1,400
$1,200
$1,000
$800
$600
$400
$200
$0
Payment at Maturity on the Buffered Securities
$1,000 Stated Principal Amount
Buffer Zone
$200 Minimum Payment at Maturity
-100%
-80%
-60%
-40%
-20%
0%
20%
40%
60%
80%
100%
Percentage Change in Final Index Value

How it works

▪
If the final index value is greater than the initial index value, investors will receive at maturity the $1,000 stated principal amount plus 100% of the appreciation of the underlying index over the term of the Buffered Securities.  There is no maximum payment at maturity on the Buffered Securities.

▪
If the final index value is less than or equal to the initial index value but has declined by an amount less than or equal to the buffer amount of 20% from the initial index value, investors will receive $1,000 per Buffered Security at maturity.

▪
If the final index value has declined by an amount greater than the buffer amount of 20% of the initial index value, investors will receive an amount at maturity per Buffered Security that is less than the stated principal amount by an amount that is proportionate to the percentage decrease beyond the buffer amount.  The minimum payment at maturity is $200 per Buffered Security.

▪	For example, if the S&P 500 Index depreciates 30%, investors will lose 10% of their principal and receive only $900 at maturity, or 90% of the stated principal amount.

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Buffered Securities based on the Value of the S&P 500® Index due September 2, 2011

Payment at Maturity

At maturity, investors will receive for each $1,000 stated principal amount of Buffered Securities that they hold an amount in cash based upon the closing value of the S&P 500 Index on the valuation date, as determined as follows:

If the final index value is greater than the initial index value:

$1,000    +    upside payment

If the final index value is less than or equal to the initial index value, but has declined by an amount that is less than or equal to the buffer amount of 20% of the initial index value:

$1,000 stated principal amount

If the final index value is less than the initial index value and has declined by an amount greater than the buffer amount of 20% from the initial index value:

($1,000    x    index performance factor) + $200

The payment at maturity will be less than the stated principal amount under this scenario.

Under no circumstances will the payment at maturity be less than $200 per Buffered Security.

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Buffered Securities based on the Value of the S&P 500® Index due September 2, 2011

Risk Factors

The following is a non-exhaustive list of certain key risk factors for investors in the Buffered Securities. For further discussion of these and other risks, you should read the section entitled “Risk Factors” in the accompanying prospectus supplement for PLUS and prospectus.  We also urge you to consult with your investment, legal, tax, accounting and other advisers before you invest in the Buffered Securities.

Structure Specific Risk Factors

▪
Buffered Securities do not pay interest and provide a minimum payment at maturity of only 20% of your principal.  The terms of the Buffered Securities differ from those of ordinary debt securities in that the Buffered Securities do not pay interest, and provide a minimum payment at maturity of only 20% of the stated principal amount of the Buffered Securities.  If the final index value has declined by an amount greater than the buffer amount of 20% from the initial index value, you will receive for each Buffered Security that you hold a payment at maturity that is less than the stated principal amount of each Buffered Security by an amount proportionate to the decline in the value of the S&P 500 Index, plus $200 per Buffered Security.

▪
Market price influenced by many unpredictable factors.  Several factors will influence the value of the Buffered Securities in the secondary market and the price at which MS & Co. may be willing to purchase or sell the Buffered Securities in the secondary market, including: the value, volatility and dividend yield of the S&P 500 Index, interest and yield rates, time remaining to maturity, geopolitical conditions and economic, financial, political and regulatory or judicial events and creditworthiness of the issuer.

▪
Not equivalent to investing in the S&P 500 Index.  Investing in the Buffered Securities is not equivalent to investing in the S&P 500 Index or any of its component stocks.  Investors in the Buffered Securities will not have voting rights or rights to receive dividends or other distributions or any other rights with respect to stocks that constitute the S&P 500 Index.

▪
Adjustments to the S&P 500 Index could adversely affect the value of the Buffered Securities. The underlying index publisher may discontinue or suspend calculation or publication of the underlying index at any time.  In these circumstances, the calculation agent will have the sole discretion to substitute a successor index that is comparable to the discontinued underlying index and is not precluded from considering indices that are calculated and published by the calculation agent or any of its affiliates.

▪
The inclusion of commissions and projected profit from hedging in the original issue price is likely to adversely affect secondary market prices.  Assuming no change in market conditions or any other relevant factors, the price, if any, at which MS & Co. is willing to purchase Buffered Securities in secondary market transactions will likely be lower than the original issue price, since the original issue price included, and secondary market prices are likely to exclude, commissions paid with respect to the Buffered Securities, as well as the projected profit included in the cost of hedging the issuer’s obligations under the Buffered Securities.  In addition, any such prices may differ from values determined by pricing models used by MS & Co., as a result of dealer discounts, mark-ups or other transaction costs.

▪
The U.S. federal income tax consequences of an investment in the Buffered Securities are uncertain.  Please read the discussion under “Fact Sheet ― General Information ― Tax Considerations” in this pricing supplement and the discussion under “United States Federal Taxation” in the accompanying prospectus supplement for PLUS (together the “Tax Disclosure Sections”) concerning the U.S. federal income tax consequences of investing in the Buffered Securities.  If the Internal Revenue Service (the “IRS”) were successful in asserting an alternative characterization or treatment for the Buffered Securities, the timing and character of income on the Buffered Securities might differ significantly from the tax treatment described in the Tax Disclosure Sections.  For example, under one characterization, U.S. Holders could be required to accrue original issue discount on the Buffered Securities every year at a “comparable yield” determined at the time of issuance and recognize all income and gain in respect of the Buffered Securities as ordinary income.  The issuer does not plan to request a ruling from the IRS regarding the tax treatment of the Buffered Securities, and the IRS or a court may not agree with the tax treatment described in the Tax Disclosure Sections.  On December 7, 2007, the Treasury Department and the IRS released a notice requesting comments on the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments, such as the Buffered Securities.  The notice focuses in particular on whether to require holders of these instruments to accrue income over the term of their investment.  It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments;

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Buffered Securities based on the Value of the S&P 500® Index due September 2, 2011

the relevance of factors such as the exchange-traded status of the instruments and the nature of the underlying property to which the instruments are linked; the degree, if any, to which income (including any mandated accruals) realized by non-U.S. investors should be subject to withholding tax; and whether these instruments are or should be subject to the “constructive ownership” regime, which very generally can operate to recharacterize certain long-term capital gain as ordinary income that is subject to an interest charge.  While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the Buffered Securities, possibly with retroactive effect.  Both U.S. and Non-U.S. Holders should consult their tax advisers regarding the U.S. federal income tax consequences of an investment in the Buffered Securities, including possible alternative treatments and the issues presented by this notice.

Other Risk Factors

▪
The Buffered Securities will not be listed and secondary trading may be limited.  The Buffered Securities will not be listed on any securities exchange.  Therefore, there may be little or no secondary market for the Buffered Securities.  Even if there is a secondary market, it may not provide significant liquidity.  Accordingly, you should be willing to hold your Buffered Securities to maturity.

▪
Potential adverse economic interest of the calculation agent.  The economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the Buffered Securities.  MS & Co., the calculation agent, is our subsidiary.  As calculation agent, MS & Co., and other affiliates of ours have carried out and will continue to carry out hedging activities related to the Buffered Securities or trade in the component stocks of the S&P 500 Index or other instruments related to the S&P 500 Index on a regular basis.  Any of these hedging or trading activities on or prior to the pricing date could have affected the initial index value and, therefore, could have increased the value at which the S&P 500 Index must close on the valuation date before an investor receives a payment at maturity that exceeds the issue price of the Buffered Securities.  Additionally, such hedging or trading activities during the term of the Buffered Securities, including on the valuation date, could potentially affect the closing value of the S&P 500 Index on the valuation date and, accordingly, the amount of cash an investor will receive at maturity.

▪
Issuer’s credit ratings may affect the market price. Investors are subject to the credit risk of the issuer.  Any decline in the issuer’s credit ratings may affect the market price of the Buffered Securities.

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Buffered Securities based on the Value of the S&P 500® Index due September 2, 2011

Information about the S&P 500® Index

The S&P 500® Index.  The S&P 500® Index, which is calculated, maintained and published by Standard & Poor’s® Corporation, consists of 500 component stocks selected to provide a performance benchmark for the U.S. equity markets.  For additional information about the S&P 500® Index, see “Underlying Indices and Underlying Index Publishers Information—S&P 500® Index” in Annex A of the accompanying prospectus supplement for PLUS.

License Agreement between Standard & Poor’s® Corporation and Morgan Stanley.  “Standard & Poor’s®,” “S&P®,” “S&P 500®,” “Standard & Poor’s 500” and “500” are trademarks of The McGraw-Hill Companies, Inc. and have been licensed for use by Morgan Stanley.  See “Underlying Indices and Underlying Index Publishers Information—S&P 500® Index—License Agreement between S&P and Morgan Stanley” in Annex A of the accompanying prospectus supplement for PLUS.

Historical Information

The following table sets forth the published high and low closing values, as well as end-of-quarter closing values, of the S&P 500 Index for each quarter in the period from January 1, 2003 through May 23, 2008.  The closing value of the S&P 500 Index on May 23, 2008 was 1,375.93.  We obtained the information in the table below from Bloomberg Financial Markets, without independent verification.  The historical values of the S&P 500 Index should not be taken as an indication of future performance, and no assurance can be given as to the level of the S&P 500 Index on the valuation date.  The payment of dividends on the stocks that constitute the S&P 500 Index are not reflected in its level and, therefore, have no effect on the calculation of the payment at maturity.

S&P 500 Index	High	Low	Period End
2003
First Quarter	931.66	800.73	848.18
Second Quarter	1,011.66	858.48	974.50
Third Quarter	1,039.58	965.46	995.97
Fourth Quarter	1,111.92	1,018.22	1,111.92
2004
First Quarter	1,157.76	1,091.33	1,126.21
Second Quarter	1,150.57	1,084.10	1,140.84
Third Quarter	1,129.30	1,063.23	1,114.58
Fourth Quarter	1,213.55	1,094.81	1,211.92
2005
First Quarter	1,225.31	1,163.75	1,180.59
Second Quarter	1,216.96	1,137.50	1,191.33
Third Quarter	1,245.04	1,194.44	1,228.81
Fourth Quarter	1,272.74	1,176.84	1,248.29
2006
First Quarter	1,307.25	1,254.78	1,294.83
Second Quarter	1,325.76	1,223.69	1,270.20
Third Quarter	1,339.15	1,234.49	1,335.85
Fourth Quarter	1,427.09	1,331.32	1,418.30
2007
First Quarter	1,459.68	1,374.12	1,420.86
Second Quarter	1,539.18	1,424.55	1,503.35
Third Quarter	1,553.08	1,406.70	1,526.75
Fourth Quarter	1,565.15	1,407.22	1,468.36
2008
First Quarter	1,447.16	1,273.37	1,322.70
Second Quarter (through May 23, 2008)	1,426.63	1,328.32	1,375.93

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Buffered Securities based on the Value of the S&P 500® Index due September 2, 2011

Where You Can Find More Information

Morgan Stanley has filed a registration statement (including a prospectus, as supplemented by the prospectus supplement for PLUS) with the Securities and Exchange Commission, or SEC, for the offering to which this pricing supplement relates.  You should read the prospectus in that registration statement, the prospectus supplement for PLUS and any other documents relating to this offering that Morgan Stanley has filed with the SEC for more complete information about Morgan Stanley and this offering.  You may get these documents without cost by visiting EDGAR on the SEC web site at www.sec.gov.  Alternatively, Morgan Stanley will arrange to send you the prospectus and the prospectus supplement for PLUS if you so request by calling toll-free 800-584-6837.

You may access these documents on the SEC web site at www.sec.gov as follows:

Amendment No. 2 to Prospectus Supplement for PLUS dated October 24, 2007
Prospectus dated January 25, 2006

Terms used in this pricing supplement are defined in the prospectus supplement for PLUS or in the prospectus.  As used in this pricing supplement, the “Company,” “we,” “us,” and “our” refer to Morgan Stanley.

“Performance Leveraged Upside SecuritiesSM” and “PLUSSM” are our service marks.

May 2008	Page 10